November 3, 2004

Via Facsimile and Mail (202) 942-9544

Barbara Jacobs
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0406

Re: Siebel Systems, Inc. (the "Company")
Post-effective amendments on Forms S-3
Filed August 24, 2004
File Nos. 333-68041 and 333-91777

Dear Ms. Jacobs:

In response to the letter received by the Company from the Staff of the Securities and Exchange Commission (the "Commission") dated September 20, 2004, the Company hereby acknowledges that:

(i) should the Commission or the Staff, acting pursuant to delegated authority, declare the above referenced post-effective amendments on Form S-3 (the "Filings") effective, the Company does not foreclose the Commission from taking any action with respect to the Filings;

(ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filings effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filings; and

(iii) the Company will not assert the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filings effective, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or comments, please do not hesitate to contact me at (650) 477-5662.

Very truly yours,

/s/ Jeffrey T. Amann

Jeffrey T. Amann
Senior Vice President and General Counsel

cc: Sara Kalin, Securities and Exchange Commission
J. Michael Lawrie
Eric C. Jensen, Esq.